UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of March, 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on March 5, 2009: Jacada Signs Material Services Agreement with Kabel Deutschland GmbH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	March 5, 2009

Jacada Signs Material Services Agreement with Large German Telecommunications Provider

ATLANTA--(BUSINESS WIRE)--March 5, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has signed a material services agreement with an existing customer, a large German telecommunications provider. Revenue from the agreement will be recognized over current and future quarters.

The customer has selected the Jacada unified desktop solution to bridge together existing legacy systems, and to simplify and automate priority call processes in order to enable the customer service agents to effectively upsell and cross-sell other triple play services. Based on the success of the initial phases of this project, the customer has signed a second agreement to incorporate more process and deeper integration to new backend systems.

“Once again, a Jacada customer has seen real, tangible benefits from an early implementation of our unified agent desktop, and is expanding their relationship and investing further with Jacada,” said Paul O’Callaghan, chief executive officer for Jacada. “Certainly, a key part of our business plan for 2009 is realizing the upside revenue opportunity within existing accounts. While we are encouraged by the size and quality of opportunities for new business in our sales pipeline, there is more clarity in the decision making process of our existing customers which provides us better visibility into future revenue from this channel. Our value proposition of reducing operating costs, while at the same time improving customer service and retention, is resonating well in this economy. It’s reassuring to see that our existing customers continue to realize significant returns from their investment in Jacada, and are expanding their use of our software and services during these tough economic times.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada Media Contact:
Rebecca Harbin, 404-870-6825
Manning, Selvage & Lee
rebecca.harbin@mslpr.com
or
Hayden Communications
Investor Relations Contact:
Peter Seltzberg, 212-946-2849
peter@haydenir.com